                               COMPLETE APPRAISAL
                            SUMMARY APPRAISAL REPORT
                                       OF
                              TWIN LAKES APARTMENTS
                            31790 US HIGHWAY 19 NORTH
                              PALM HARBOR, FLORIDA

                                  PREPARED FOR:

                                      AIMCO
                    4582 S. ULSTER STREET PARKWAY, SUITE 1100
                             DENVER, COLORADO 80237

                                     AS OF:

                                 APRIL 28, 2004

Ms. Martha Long                                                     May 17, 2004
Senior Vice President
AIMCO
4582 S. Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:  Twin Lakes Apartments
     31790 US Highway 19 North
     Palm Harbor, Florida

Dear Ms. Long:

At your request, KTR Newmark Real Estate Services LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, free and clear of financing, as of April 28, 2004. The date of value corresponds to the date the subject property was most recently inspected by the appraiser.

The subject property consists of a 26.17-acre tract of land improved with a 262-unit garden-style apartment complex known as the Twin Lakes Apartments. Construction of the improvements was reportedly completed in 1986. The structural improvements were observed to be in average physical condition and consist of two-story wood frame construction with brick veneer and wood siding exterior walls and pitched roofs with asphalt shingle cover. Amenities common to all units include electric kitchen appliances, washer and dryer connections, patio/balcony, cable TV, and mini-blinds. Community amenities include on-site management/leasing office, a swimming pool, hot tub, fitness center, tennis court, car wash area and laundry facilities. Twin Lakes Apartments contain 216,550 rentable square feet, which suggests an average unit size of 827 square feet.

The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.

This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation not presented herein has been retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.

Ms. Martha Long                                                     May 17, 2004
AIMCO                                                                     Page 2

The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, as of April 28, 2004, is:

                  THIRTEEN MILLION ONE HUNDRED THOUSAND DOLLARS
                                  ($13,100,000)

Information provided by the client indicates that as of the date of value, the subject property is encumbered by a mortgage that maintains a yield maintenance feature. The yield maintenance feature prescribes that if the mortgage note is paid early, the mortgagor is responsible for paying any lost interest over the remaining term of the note. Properties encumbered by loans with yield maintenance provisions are typically sold for cash and a prepayment penalty is incurred or the property value is discounted to attract a buyer who would assume the existing loan (if assumable). The amount of discount depends on such factors as the remaining term of the loan, the interest rate and the amount of equity required. According to client provided data, the prepayment penalty for the encumbering mortgage, as of the date of value, is $1,889,528. In this instance, the prepayment penalty is deducted from the market value concluded above to provide an indication of the net value that would be realized by the grantor assuming the sale of the property as of the date of value. The net value realized by the grantor is calculated below:

Concluded Market Value:        $13,100,000
Less: Prepayment Penalty:       (1,889,528)
                               -----------
Net Realized Value:            $11,210,472

It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.

Very truly yours,

KTR NEWMARK REAL ESTATE SERVICES LLC

By: Steven J. Goldberg, MAI, CCIM        By: J. Neal Friedman, MAI
    Senior Vice President for the Firm       Senior Vice President for the Firm
                                             Florida Certified General
                                             Appraiser No. RZ0002522

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page i
--------------------------------------------------------------------------------

CERTIFICATE OF VALUE

We, Steven J. Goldberg, MAI, and J. Neal Friedman, MAI, certify that to the best of our knowledge and belief: The statements of fact contained in this appraisal are true and correct.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.

Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event

Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) effective August 9, 1990.

Steven J. Goldberg made a personal a personal inspection of the property that is the subject of this appraisal. J. Neal Friedman did not inspect the subject property.

This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.

We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.

As of the date of this appraisal, Steven J. Goldberg, MAI, and J. Neal Friedman, MAI have completed the requirements under the continuing education program of the Appraisal Institute.

The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.

No one other than the undersigned assisted in the preparation of this report.

As of the this appraisal, Steven J. Goldberg, MAI is certified as a General Real Estate Appraiser in the State of Texas (Certification Numbers TX-1320987-G).

As of the this appraisal, J. Neal Friedman, MAI is certified as a General Real Estate Appraiser in the State of Florida (Certification Number RZ0002522, Expires Nov. 30, 2004)

KTR NEWMARK REAL ESTATE SERVICES LLC

By: Steven J. Goldberg, MAI, CCIM         By: J. Neal Friedman, MAI
    Senior Vice President for the Firm        Senior Vice President for the Firm

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page ii
--------------------------------------------------------------------------------

BASIC ASSUMPTIONS AND LIMITING CONDITIONS

This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:

The valuation estimates apply only to the property specifically identified and described in the ensuing Report.

Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.

The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.

It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.

Ownership and management are assumed to be competent and in responsible hands.

No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.

Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.

The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.

By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.

Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.

Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                    Page iii
--------------------------------------------------------------------------------

In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.

The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page iv
--------------------------------------------------------------------------------

                          SUBJECT PROPERTY PHOTOGRAPH

                     [PHOTO OF SUBJECT PROPERTY PHOTOGRAPH]

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page v
--------------------------------------------------------------------------------

TABLE OF CONTENTS

Title Page
Letter of Transmittal
Certificate of Value .....................................................       i
Basic Assumptions and Limiting Conditions ................................      ii
Subject Photograph........................................................      iv
Table of Contents.........................................................       v

Executive Summary.........................................................       1
Introduction and Premises of the Appraisal ...............................       2
Regional Overview.........................................................       4
Neighborhood Overview.....................................................       8
Site Analysis ............................................................      10
Real Estate Taxes ........................................................      12
Zoning ...................................................................      12
Description of Improvements...............................................      13
Apartment Market Overview.................................................      15
Economic Rent Analysis....................................................      18
Highest and Best Use......................................................      24

Valuation Procedure.......................................................      25
Income Capitalization Approach............................................      26
Sales Comparison Approach.................................................      32
Reconciliation and Final Value Conclusion.................................      34

ADDENDA

Subject Photographs
Comparable Rental Photographs
Comparable Sale Photographs
Regional Location Map
Neighborhood Map
Comparable Rentals Map
Comparable Sales Map
Qualifications

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 1
--------------------------------------------------------------------------------

EXECUTIVE SUMMARY

Property:                      Twin Lakes Apartments

Location:                      31790 US Highway 19 North, Palm Harbor, Florida

Assessors Parcel ID No:        07/28/16/00000/310/0100 - Pinellas County
                               Property Appraiser

Purpose of Appraisal:          To estimate the Market Value of the subject
                               property as of the date of value.

Date of Value:                 April 28, 2004

Date of Report:                May 17, 2004

Interest Appraised:            Fee Simple Estate

Description of Property:       The subject property consists of a 26.17-acre
                               tract of land improved with a 262-unit
                               garden-style apartment complex known as the Twin
                               Lakes Apartments. Construction of the
                               improvements was reportedly completed in 1986.
                               Twin Lakes Apartments contains 216,550 rentable square feet, which suggests an average unit size of 827 square feet.

Location:                      The subject property is located in the northern
                               sector of Pinellas County, in the City of Palm
                               Harbor, along the west side of US Highway 19, just south of Tampa Road.

Zoning: The subject site is zoned RPD-10 Residential Planned Development District (with a density of 10 units per acre). The intended use of land in this zoning district is to accommodate single-family and multiple-family residential development at various densities (10 units per acre in this instance).

Flood Zone:                    According to the Federal Emergency Management
                               Agency (FEMA), the property is located within Zone X, outside of a special flood hazard area.
                               FEMA Map No. 12103C-0086G dated 09/03/03.

Highest and Best Use:          Multifamily residential development.

Marketing Period:              Less than 12 months

Valuation Assumptions:

Average Market Rent
   (per Unit)                  $      706
Market Vacancy/Credit Loss            7.5%
Operating Expense Ratio                50%
Net Operating Income           $1,044,496
Overall Capitalization Rate           8.0%

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 2
--------------------------------------------------------------------------------

Final Estimate of Market Value, by Approach

Cost Approach:                         N/A
Sales Comparison Approach:        $12,900,000
Income Approach:                  $13,100,000
Final Estimate of Market Value:   $13,100,000

INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment        According to the Appraisal Institute's Code of
                               Professional Ethics and Uniform Standards of
                               Professional Appraisal Practice, the scope of the appraisal is cited as "the extent of the process of collecting, confirming, and reporting data" included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

                               The data included in this report has been researched from the subject property's influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal   The purpose of the appraisal is to estimate the
                               Market Value of the Fee Simple Estate of the subject property as of April 28, 2004. It is for the internal use of AIMCO to facilitate asset evaluation.

Property Rights Appraised      The property interest appraised is that of the
                               Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal,
                               Second Edition AIREA, as:

                               "Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)".

Marketing Period               The value conclusion reported herein assumes a
                               marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 1st
                               Quarter 2004, indicates that apartment properties in the national market have an average marketing time of 5.62 months down slightly from 5.81

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 3
--------------------------------------------------------------------------------

                                one year ago. This estimate seems reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History                Property tax records indicate that Pinellas
                                Oxford Associates LTD is the current owner of record. No conveyances involving the subject property were noted within the three-year period preceding the effective date of value. To our knowledge there are no contracts of sale pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer               National and regional investors typically
                                purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value      Market Value, as approved and adopted by the
                                Appraisal Foundation in the Uniform Standards of
                                Professional Appraisal Practice is as follows:

                                "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

                                Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

                                1.   buyer and seller are typically motivated;

                                2.   both parties are well-informed or well
                                     advised, and acting in what they consider their best interests;

                                3. a reasonable time is allowed for exposure in the open market;

                                4. payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

                                5.   the price represents the normal
                                     consideration for the property sold
                                     unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 4
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REGIONAL OVERVIEW

Overview The subject property is located in the City of Palm Harbor, which is located in the Tampa Metropolitan Statistical Area (MSA). The Tampa MSA includes Hillsborough, Pinellas, Hernando, and Pasco Counties, and is dominated by Florida's third and fourth largest cities, Tampa and St. Petersburg. Palm Harbor is located in Pinellas County, in the northern half of the peninsula.

                                St. Petersburg, Clearwater, and Largo are located in Pinellas County, which has a sound economic base supported predominantly by the tourism and retirement related industries. Tampa is located in Hillsborough County and possesses the largest employment base in the area. Largely agricultural, Hernando and Pasco Counties are starting to experience significant residential development, serving as affordable housing and retirement markets.

Population                      The Tampa MSA's population has grown to reach
                                approximately 2.5 million, representing 15% of the state's total population. The metro area has over 975,000 households with the dominate household trend to be one-and two-person households, suggesting smaller families and a younger population. Tampa's status as a port city and international business center has substantially contributed to the in-migration of people from diverse cultures. As a result of its strong population and employment growth, the Tampa MSA has become Florida's largest and most affluent area and the second most populated in the Southeast. Further, the
                                Tampa-Lakeland-Orlando Interstate 4 Corridor's population recently reached 4 million, which is nearly a third of the state's population.

                           TAMPA MSA POPULATION GROWTH

Year            Population           Annual Growth Rate
----            ----------           ------------------
1980            1,613,600
1985            1,794,540                   2.1%
1990            2,008,000                   2.3%
1995            2,262,555                   1.8%
1997            2,257,708                   1.5%
1999            2,322,800                   1.4%
2001            2,387,400                   1.4%
2003            2,479,513                   1.9%

                                Pinellas County population grew 13.62% from 1990 to 2000 and has had steady growth over the past two decades with the addition of over 250,000 people. Tampa ranked ninth in the nation in absolute population growth during the 1980-1990 period, adding over 350,000 persons. However, as the area continues to grow and becomes increasingly built-out, the population growth has moved to Pasco, Hernando, and the out parcels of Hillsborough and Pinellas Counties. These new trends in allocation reflect outer suburbia's change from a largely agricultural and retirement oriented economy to an emerging center for business.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 5
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                           POPULATION GROWTH BY COUNTY

                     1980       1985       1990      1995       2000       2005
------------        -------    -------   -------    -------    -------   ---------
Hillsborough        646,900    740,440   834,100    892,880    963,700   1,028,800
Pinellas            650,012    723,567   794,893    827,987    903,177     936,200
Pasco               176,322    213,065   250,953    289,508    330,174     369,900
Hernando             37,652     50,753    69,641     93,972    125,749     156,300

Climate One of the chief reasons for the strong growth rate in the Tampa Bay MSA has been the quality of life factor. Principal to this is a moderate climate. The climate is sub-tropical, with an average temperature of 73.3 degrees, 82 degrees in the summer, and 62 degrees in the winter. The average humidity is 74%. Temperatures in the coastal regions of Florida are moderated by the effects of land and sea breezes and are usually slightly warmer in the winter and cooler in the summer than most inland locations.

Economic Base                   Tampa has a diverse economic base, which helps
                                to soften the economic blows during national and state recessions. The Tampa MSA has gained a significant business reputation over the past 20 years due to the high quality of life and the low cost of doing business.

                                The Tampa region maintains a long tradition of manufacturing that is gaining further momentum with sectors such as electronics, lasers, automotive parts, boat building, aviation and avionics, medical equipment and computers. CorpTech of Woburn, Massachusetts, recently ranked the Tampa area one of the nation's top areas for high-tech manufacturing job growth. Most metropolitan areas, including Tampa are trying to recruit high-tech industries, which results in higher employment in the service industry. The service industry currently makes up approximately 40% of the total employment in the area. Retail is also a large part of area's workforce due to Tampa's stature as a tourist destination. The following table segregates non-agricultural employment in the region.

                           NON-AGRICULTURAL EMPLOYMENT

Category                        % of Workforce
---------------------------     --------------
Services                             38.9%
Construction                          5.0%
Trade (wholesale and retail)         22.8%
Government                           12.6%
FIRE                                  8.6%
Transportation                        6.0%
Manufacturing                         6.1%

                     Source: U.S. Bureau of Labor Statistics

                                The Tampa area enjoyed its fair share of corporate relocations and expansions during 2002. A strong labor pool, coupled with low employment costs and cooperation between industry and government, is driving more companies to make long-term commitments to the area. There are more than 150 Fortune 500 companies with substantial operations in the area, including GTE, State Farm, Bank of America, IBM, MetLife, and Chase Manhattan.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 6
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                                The largest employers in the Tampa area are
                                listed below.

                           TAMPA MSA LARGEST EMPLOYERS

Employer                               Number of Employees
-----------------------------------    -------------------
Hillsborough County School District          25,487
Publix Supermarkets                          23,300
Pinellas County School District              14,958
Verizon Communications                       14,000
University of South Florida                  11,607
US Postal Service                            10,955
State of Florida                              9,453
GTE Florida                                   9,110
Hillsborough County Government                7,867
Danka Business Systems                        7,800
Mac Dill Air Force Base                       7,000
Pasco County School District                  6,147
James A Haley VA Hospital                     5,900
Pinellas County Government                    5,526
Home Shopping Network                         4,990
Tampa City Government                         4,500
Discount Auto Parts                           4,295
TECO Energy                                   4,200

            Source: Greater Tampa Bay Business Journal, Book of Lists

                                Up until early 2002, the Tamp Bay MSA was experiencing healthy economic growth due to the number of new employers to the area. At the end of 2001, Tampa led the nation in job growth. However, at the beginning of 2002, the area realized a decline in job growth as a result of a weakening national and regional economy. As of year-end 2002, the Tampa MSA had an unemployment rate of 4.2%, a moderate increase from the year-end 2001 unemployment rate of approximately 4.0% and a significant increase from the mid-year 2001 rate of 3.1%. As of August 2003, the unemployment rate in the area increased to 4.5%, an amount still below the state and national averages of 5.5% and 6.0%. Tampa remains however, a large consumer market, second only to Atlanta in the southeast.

Transportation                  Centrally located on the Florida peninsula
                                fronting the Gulf of Mexico, Tampa Bay is in a unique position as a distribution center and transportation hub. The Port of Tampa is ranked in the top 10 ports in the nation in terms of total annual tonnage.

                                Tampa has two major airports: St.
                                Petersburg-Clearwater International and Tampa International. St. Petersburg-Clearwater
                                International Airport (PIE) serves over
                                1,000,000 passengers per year and has over 35 tenant organizations, including the US Coast Guard Air Station, which is the largest and busiest guard air facility in the country. Tampa International Airport (TPA) serves over a million people each month with 270 daily flights via 27 carriers to more than 70 destinations in the US, Canada, Latin America, and Europe. TPA also ships over 130 million pounds of cargo and 90 million pounds of mail annually.

                                The Port of Tampa is the largest deep water port in Florida, and with respect to annual tonnage, is one of the top 10 ports in the US. The port

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 7
--------------------------------------------------------------------------------

                                generates more than $10 million in annual business, handles more than 50 million tons of cargo at 82 terminals, and directly or indirectly employs more than 93,000 people.

                                The Tampa/St. Petersburg/Clearwater MSA has three interstate highways, two expressways, three bay-spanning bridges, and numerous state and local highways. Interstate 75 provides north access to Atlanta and beyond, terminating in Miami to the south. Interstate 275 begins from I-75 in northern Hillsborough County and provides interstate access to the St. Petersburg Business District, Tampa Business District, the St. Petersburg-Clearwater International Airport, and the Tampa International Airport. Interstate 4 originates in Daytona Beach on the East Coast of Florida and travels west through the heart of the Orlando Business District, terminating in the Tampa Business District.

                                Major thoroughfares in the Tampa/St.
                                Pete/Clearwater MSA include US Highways 41 and 301, traveling north and south, and State Highway 60, which runs east and west into Clearwater.

Education                       The Tampa MSA is well represented with higher
                                educational facilities. The University of South
                                Florida (USF) has an enrollment of over 36,000 students, and a faculty and staff of over 4,500.
                                The main USF campus is located in Tampa, and is perhaps best known for its medical school. USF has three other campuses, located in St.
                                Petersburg, Sarasota, and Lakeland. The Tampa
                                MSA is also served by five private universities:
                                Eckerd College, University of Tampa, Saint Leo
                                University, Florida Southern College, and
                                Stetson University College of Law. Hillsborough
                                Community College, St. Petersburg Junior
                                College, Pasco-Hernando Community College, and
                                Tampa Technical Institute provide associate and technical degrees at the two year level.

                                At the lower level, Pinellas County offers 128 public schools with an enrollment of more than 120,000 students, and approximately 25 private schools with 27,000 students. In Hillsborough County, there are 170 public K-12 schools with an enrollment of more than 172,000 students, and 36 private schools with over 37,000 students. In Hernando County, there are 18 public K-12 schools with over 19,000 students, and two private schools.

Social Services /Recreation     The Tampa MSA is home to over 5,100 physicians
                                practicing in 75 recognized specialties in 17 hospitals with over 10,000 beds. Virtually all medical needs can be addressed locally.

                                Tourism and recreation play an extremely important part in the Tampa MSA economy. The Pinellas County area (particularly the Gulf Coast area) draws over 4.4 million visitors annually. In addition, Tampa has one of the nation's largest and newest convention center complexes, Tampa Convention Center. Tampa is also home to Busch Gardens, one of Florida's largest tourist attractions.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 8
--------------------------------------------------------------------------------

                                The area also has a number of recreational activities, including miles of beaches and waterways on the Gulf Coast, Tampa Bay, and the Hillsborough River. There are 262 public parks on 21,970 acres of land, over 175 golf courses, and approximately 37,000 hotel rooms (ranking the metro area 15th nationally.

                                The Tampa Bay MSA has extensive cultural and educational facilities as well, including the Museum of Science and Industry, Historic Ybor City, Salvador Dali Museum, Florida Aquarium, Florida International Museum, Lowry Park Zoo, Tampa Museum, Tampa Bay Performing Arts Center, and the Museum of Fine Arts.

                                Tampa is also home to a number of professional sports teams, including the NFL's Tampa Bay Buccaneers, MLB's Devil Rays, NHL Lightning, and numerous spring baseball training facilities.

Government                      Governmental forces include the impact of laws,
                                regulations, taxes, and public services, all of which can influence the viability of real estate development. The most easily recognized impact the government can have on the course of development is through the use of local zoning ordinances, and property tax rates. These factors have a strong and readily identifiable impact on the type and viability of real estate development. Zoning and property taxes are discussed in their own sections later in this report.

                                Public services, such as police and fire protection, trash collection, and water and sewer services are typically provided by the local city or county government. Other utility services, such as natural gas, cable television, electrical service, and telephone service, are provided by private companies. In general, the Tampa MSA is adequately served with public and utility services.

Conclusions                     The Tampa MSA has a healthy, vibrant economy and
                                has been one of the fastest growing areas in the country in terms of population. Although industry is concentrated in the tourism sector, the economy has reasonable diversification, and should continue to grow into the foreseeable future. The future outlook for the Tampa area is that of stability.

NEIGHBORHOOD  OVERVIEW

Location:                       The subject property is situated in the northern
                                sector of Pinellas County, in the municipality of Palm Harbor. The property is situated along the west side of US Highway 19 North, just south of Tampa Road. The municipalities of Dunedin,
                                Safety Harbor and Clearwater to the south, Tarpon Springs to the north and Tampa to the east surround the neighborhood. The Gulf of Mexico lies to the west. The neighborhood

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                      Page 9
--------------------------------------------------------------------------------

                                benefits from its desirable location in Pinellas County, within a short commute to employment centers in Tampa and within the peninsula and beaches along both the gulf coast and Tampa Bay.

Access: As indicated, the subject property is located along the west side of US Highway 19. US Highway 19 is the primary north/south traffic artery in Pinellas County. It bisects the peninsula from its origin in St. Petersburg in the south and extends north through Clearwater, Dunedin, Palm Harbor, Tarpon Springs, New Port Ritchie and to points beyond the county to the north. US Highway 19 intersects with major roadways throughout the county and provides access to east/west thoroughfares. US Highway 19 is an 8-lane, bi-directional roadway in the subject location, with a left-turn median. Traffic flow along the highway is well managed by traffic signals at major intersections.

                                Primary east/west roadways in the neighborhood include Tampa Road, located just north of the subject property and State Routes 586 and 580 to the south of the subject. Tampa Road provides access into the city of Tampa, located approximately 20 miles to the east. Access into Tampa is also achieved via Courtney Campbell Parkway, situated approximately 5 miles south of the subject property. Neighborhood streets are fashioned in a traditional grid system and are accessed off the main US Highway, State Routes and collector streets.

                                Travel time to downtown Tampa, via Courtney
                                Campbell Parkway is approximately 30 minutes. Travel time to Tampa International Airport, via Courtney Campbell Parkway or Tampa Road is approximately 20 to 25 minutes. Travel time to downtown St. Petersburg, via US Highway 19, is 15 to 20 minutes.

                                The subject neighborhood is accessible to neighborhood services and employment centers. Numerous business parks are located within a short commute of the subject neighborhood. Public services, including schools and medical facilities, are in close proximity.

Land Use:                       As a result of the heavy traffic along US
                                Highway 19, commercial uses dominate the frontage along both sides of the right-of-way.
                                Primary corner sites are developed with higher intensity uses that benefit from higher levels of access such as retail centers, restaurants and other commercial concerns. Interior sites are developed with commercial service-oriented buildings, auto service related centers, auto dealerships, lodging facilities, etc. Land uses transition to lower intensity residential developments to the east and west of US Highway
                                19.

                                The subject neighborhood is a mature commercial and residential area of northern Pinellas County. The area realized much of its growth from the 1960s through the early 1990s. Much of the apartments in the area were built in the 1980s and 1990s. New apartment development continues at this time, primarily on in-fill sites or in other areas of Pinellas County

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 10
--------------------------------------------------------------------------------

                                where vacant land is more plentiful. As the growth pattern of the area continues to the north, much of the land in the subject neighborhood has been developed. Approximately 95% of the land area is developed with limited land available to accommodate additional development. Commercial development is prevalent along the primary roadways mentioned above. The predominate land use in the neighborhood is single-family detached housing, located east and west of US Highway 19, situated along neighborhood streets that are accessed from the primary traffic arterials.

Adjacent Land Uses:             South:   Retail buildings (Haverty's Furniture,
                                         Pier 1 Imports) low-rise office and a
                                         car dealership.

                                North:   Strip retail and motel (Red Roof Inn)

                                East: Low rise-office along the south bound right-of-way of US Highway 19, followed by residential subdivisions.

                                West:    Residential

New Construction:               Due to the limited availability of vacant land
                                suitable for development, only limited new construction was noted in the immediate vicinity of the subject property. New residential construction, both single- and multifamily, continues throughout other areas of the Tampa
                                MSA. In Pinellas County, new multifamily construction is occurring in the eastern sector of the peninsula due to the availability of land there.

Change in Current Use           The neighborhood is extensively developed with
                                limited land available to accommodate new development. No material change in land uses is anticipated in the foreseeable future. New development on underutilized sites and renovation of older structures is likely to occur.

Conclusion                      The property is located in the northern sector
                                of Pinellas County in Palm Harbor. The subject neighborhood is an established commercial district and residential location. The area is easily accessible from all parts of Tampa MSA due to its proximity to major transportation routes. As a result of its central location and proximity to beaches along both the Gulf coast and Tampa Bay and employment centers throughout the metro area, the area has proven to be a desirable residential location. Area residents are offered a broad range of services and good access to other parts of the Tampa/St.
                                Petersburg area.

SITE ANALYSIS

Location The site is located in the northern portion of Pinellas County, in Palm Harbor, along the west side of US Highway 19 North, just south of Tampa Road.

Size The site is irregular in shape and consists of a total land area of 26.17 acres (according to public records).

Excess Land                     None

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 11
--------------------------------------------------------------------------------

Topography                      Generally level and on grade with bounding
                                streets

Site Improvements               The 26.17-acre site is improved with a 262-unit
                                garden-style apartment community known as the Twin Lakes Apartments. See Description of the
                                Improvements section of this report for details concerning site improvements.

Street Improvements             US Highway 19 North is the primary north/south
                                traffic artery. It runs the length of the peninsula, from St. Petersburg in the south to New Port Ritchie and beyond to the north. It is a six-lane, bi-directional roadway with curbs and storm drainage. Access to the subject property is achieved from an entrance off US
                                Highway 19 N.

Desirability of Location        Average

Access to Major Arteries        Average

Access to Local Arteries        Average

Curb Appeal                     Average

Ingress/Egress                  Average

Visibility from Road            Fair - the property itself is set back from the
                                US Highway 19 frontage. A driveway off the highway provides access into the property. A pylon sign, identifying the property, is situated along the US Highway 19 frontage at the driveway to the property.

Public Transportation           Average

Neighborhood Appearance         Average

Flood Zone Map                  According to the Federal Emergency Management
                                Agency, the property is within Zone X (FEMA Map
                                No. 12103C-0086G, Dated 09/03/03). This
                                indicates that property is not situated in a special flood hazard area. It is noted however, that the subject property is situated within the 500-year flood plain. Federal flood insurance is available.

Easements                       The appraisers were not provided with a site
                                survey or title documents that provide
                                information on the existence of easements and encroachments. Other than typical utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

Soil Conditions                 Visual observation does not indicate any surface
                                or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Land Use Restrictions           The appraisers are unaware of any deed
                                restrictions which may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property which would disclose any land use restrictions which may exist.

Utilities                       All municipal utilities (water and sewer) and
                                private services (electric, gas, telephone) are available to the site.

Police and Fire Protection      Provided to the site by the city of Palm Harbor

Conclusion                      The subject represents a desirable site for
                                multifamily development.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 12
--------------------------------------------------------------------------------

REAL ESTATE TAXES

Assessor's ID:                 07/28/16/00000/310/0100 (Pinellas County Property
                               Appraiser)

Ad ValoremTax rate (2003)      22.1881 per $1,000 of assessed value

Equalization Rate              100%

Payment Due Date               Taxes are paid annually in arrears and due by
                               January 31 (i.e. 2004 taxes are due by January
                               31, 2005)

2003 Assessed Value            $9,800,000

2004 Assessed Value            $10,800,000 (The 2004 assessment is preliminary
                               as of the date of value. 2004 assessments will not be certified until the 4th quarter of the year, following an appeal process)

Tax Analysis:                  A review of assessments for competing apartment
                               properties located in the influencing area suggest that the subject's actual assessment for 2003 and preliminary assessment for 2004 is equitable. In comparison to the market value concluded for the property in this appraisal, the 2003 assessment appears low.

                               Information provided by the Pinellas County
                               Property Appraiser indicates that although property is subject to re-appraisal annually, the sale of a property is heavily weighted in determining the assessment. The sales price, less a typical cost of sale allowance, is utilized and the resulting assessment typically equates to approximately 85% to 90% of the sales price. Based on the hypothetical sale of the property at the concluded market value, the assessment has been modified for valuation purposes. Based on a ratio of approximately 87.5% of the market value concluded for the property herein, an assessment of $11,500,000 is processed.

Estimated Tax Liability        $255,000, rounded ($11,500,000 x 22.1881/$1,000 =
                               $255,163)

ZONING

Zoning: The site is zoned "RPD-10" Residential Planned Development District - 10 units per acre by Pinellas County.

Permitted Use                  The intended use of land in the RPD zoning
                               district is to accommodate single-family and multiple-family residential development at various densities (10 units per acre in this instance).

Maximum Height:                70 feet

Maximum Density:               10 units per acre, or total of 262 units.

Set Backs:                     Front Yard - 35' plus 1' for each additional 2'
                               in height over 35' Side Yard - 25' to perimeter of the RPD district, 15' from building to building within the RPD district

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 13
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                               Rear Yard - 25' to perimeter of RPD district

Maximum Lot Coverage           40%

Comments:                      It appears as though the existing improvements
                               represent an allowed and conforming use of the site with regard to zoning.

DESCRIPTION OF IMPROVEMENTS

The subject improvements consist of a 262-unit garden-style apartment complex known as the Twin Lakes Apartments. The following offers a description of the improvements.

KTR Site Inspector:            Steven J. Goldberg
Date of Inspection:            April 28, 2004
Property Contact:              Lisa Thomas-Longneck - On-site Manager
Year Built:                    1986
Number Units:                  262
Configuration/Stories:         Garden-style complex, 2-story residential
                               structures
Net Rentable Area:             216,550 square feet

EXTERIOR
Foundations:                   Reinforced concrete slabs, on grade

Frame:                         Wood frame

Exterior Walls:                Brick veneer and wood siding

Roof:                          Pitched with asphalt single covers

Doors and Windows:             Exterior entrance doors are hollow core metal.
                               Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.

HVAC: Ground mounted electric AC condensing units, electric heat

Plumbing:                      Kitchens contain sink and dishwasher. Bathrooms
                               contain porcelain toilet and sink and fiberglass bathtub/shower combinations. Hot water is provided by electric water heaters found in each unit. Flow meters are present on hot water tanks and tenants are billed for water usage.

Electrical:                    Property is sub-metered for electric, electricity
                               is paid by the tenant.

Parking and Walkways:          The parking areas and internal roadways are
                               concrete paved. The streets and parking areas have concrete curbs. Walkways are concrete paved.
                               There are an adequate number of on-site parking spaces provided.

INTERIOR

Walls and Ceilings:            Walls are painted sheetrock and the gypsum
                               ceilings are covered with a sprayed-on textured surface.

Floors: Interior floors are carpet over padding in living areas and bedrooms with sheet vinyl in the kitchens and bathroom.

Kitchen Equipment:             Built-in wood cabinets with laminate counter tops
                               and stainless steel sink. Appliances include a combination range/oven, microwave oven, disposal, dishwasher and refrigerator/freezer.

PROJECT AMENITIES
Security:                      No
Swimming Pool:                 Yes
Fitness Center:                No

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 14
--------------------------------------------------------------------------------

Clubroom:                      Yes
Tennis Court:                  Yes
On-site Management Office:     Yes
Laundry Room:                  Yes - in addition, each unit has washer/dryer
                               connection
Microwave:                     Yes
Compactor:                     No
Fireplace:                     Yes
Ceiling Fans:                  Yes
Cable TV:                      Yes
Balconies/Patios:              Yes
Perimeter Fencing:             No
Access Controlled Entry:       No
Other:                         Jacuzzi, sand volleyball, common area lake

The following chart illustrates the property's unit breakdown and size.

                        TWIN LAKES APARTMENTS - UNIT MIX

Unit Type       Mix  Size (SF)     Total Area
---------------------------------------------
1BR/1BA          20     675          13,500
1BR/1BA          90     750          67,500
1BR/1BA          10     760           7,600
1BR/1BA          20     765          15,300
2BR/1BA          62     875          54,250
2BR/1BA          20     900          18,000
2BR/2BA          40   1,010          40,400
-------------------------------------------
Totals/Average  262     827         216,550
-------------------------------------------

CONDITION/MAINTENANCE

Overall Condition:             Average
Landscaping:                   Average
Parking:                       Adequate
Sidewalks/Curbs:               Average
Walls/Fences:                  Average
Refuse Area:                   Average
Basement:                      N/A
Health Club:                   N/A
Club Room:                     Average
Exterior Walls:                Average
Roofs:                         Average
Stairs:                        Average
Lobby/Hallways:                Average
Entry Doors:                   Average
Patios/Balconies:              Average
Elevators:                     N/A
Apartment Interiors:
     Overall:                  Average
     Kitchen Equipment:        Average
     Mechanical Equipment:     Average

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 15
--------------------------------------------------------------------------------

     Bathroom:                 Average
     Walls/Ceilings:           Average
     Layout:                   Average
     Light and View Quality:   Average

Cosmetic Repairs:              Our physical inspection revealed that the subject
                               property is in average condition.

Deferred Maintenance:          No significant elements of deferred maintenance
                               were noted during the appraiser's inspection of the property and on-site management reported none.

Comparability:                 Similar to competing properties of the same
                               vintage.

Observed Effective Age:        18 years (similar to the actual age of the
                               improvements)

Economic Life:                 45 years (per Marshall Valuation Service Manuel)

Remaining Economic Life:       27 years

General Comments:              Based on our inspection, the subject property is
                               considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.

APARTMENT MARKET OVERVIEW

The following apartment market analysis is designed to provide the reader an understanding of the Tampa area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the Tampa Bay December 2003 Apartment Index published by Carolinas Real Data.

Tampa Area Overview            According to the aforementioned publication,
                               apartment starts increased significantly during the second half of 2003. However, as a result of the low interest rate environment for home buyers, the number of net completed units entering the market is significantly lower than most pervious time periods due to the continued interest in converting existing apartment communities into for-sale properties. There were 1,352 new units completed and 489 units removed from the market through their conversion to condominiums, resulting in a net addition to the existing supply of 863 units. The number of completions will increase in the next year as there are 2,978 units currently under construction, and there are an additional 1,895 units proposed.

                               During the last half of 2003, the average vacancy level remained relatively flat at 8.2%. However, 55% of apartment communities were offering large concessions, typically one to three months' free rent. Baring a significant decline in demand, and absorption of vacant units remain steady, the vacancy rate should remain stable between 6% and 8% throughout 2004.

                               The average quoted monthly rental rate is $724 per month. One bedroom rents average $615 per month, two bedroom units rent for $775 and three bedroom apartments reported an average of $982 per month. Existing inventory rents increased by $3.71 during the last half of 2003. Although

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 16
--------------------------------------------------------------------------------

                               communities are still increasing rents, the effective change in rent has steadily declined as a result of concessions, therefore decreasing their effective rents.

                               The subject property, built in 1986, is 18 years old. Communities built more than 15 years ago represent the majority of the Tampa Bay market with 74,084 units, or 63.4% of the whole market. During the last half of 2003, the vacancy rate for this age segment remained flat at 7.1%. There was negative absorption (-189 units) in communities older than 15 years, due primarily to the removal of 349 units within the 880 Mandalay Apartment community that were converted to condominiums. The average rent for this age segment stands at $645, and represents a discount of $79 when compared to the overall market. Rents for one bedroom units average $562 per month, while two-bedroom units rent for $704 and three-bedrooms for $835 per month.

Submarket Overview             The Tampa Bay apartment market is broken down
                               into two regions; Hillsborough and Pinellas. The subject property is located in the Pinellas region, in the Peninsula - North submarket. The
                               Peninsula - North submarket is defined by the northern sector of the Pinellas County peninsula, north of Highway 580. There are 6,265 units in this submarket or 5.4% of the total market.

                               During the second half of 2003, no new units were added to this submarket with positive absorption of 72 units. During the entire calendar year, 292 units were absorbed. The lack of new units entering the market has allowed the vacancy rate in this submarket to decrease from 7.8% in May 3003 to 6.8% in November. This is the lowest vacancy rate of any Tampa area submarket.

                               Apartment units in the Penisula-North submarket are larger on average than any other submarket at 1,004 square feet. The quoted rents are also the highest of any submarket at $812 per month, with the average rent increasing $7.95 over the past six months. One-bedroom rents average $676 per month, two-bedroom rents average $824 per month and three-bedroom rents average $1,093.

                               There are 254 units under construction and no additional units proposed. As there is not a material amount of new supply anticipated for the area, the area vacancy rate should remain fairly static and will likely tighten as demand increases. Due to differing rent structures, older existing apartment complexes should not be materially affected by the new supply.

Micromarket Overview           The appraisers surveyed five competitive
                               properties in the immediate vicinity of the subject property. These properties are outlined in detail in the forthcoming Economic Rent
                               Analysis section of this report. The occupancy levels reported for these properties range from 93% to 97% as presented in the following chart.
                               The weighted average occupancy of

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 17
--------------------------------------------------------------------------------

                               the sampling surveyed equates to 95%, slightly in excess of the submarket average occupancy of 93.2%. As occupancy levels at area apartments are firming, concessions are being reduced. Although occupancy levels have risen over the past 6 months in the Peninsula - North submarket, there is still fierce competition for tenants and some properties offer concessions. Concessions typically consist of reduced or free rent over a portion of the lease term.

                     SUMMARY OF COMPETITIVE OCCUPANCY LEVELS

    Property Name            No. of Units    Occupancy
------------------------------------------------------
Archstone Palm Harbor            168            97%
Country Place                    292            93%
Archstone - Boot Ranch           250            N/A
Stonegate                        220            93%
Providence at Palm Harbor        236            97%
------------------------------------------------------
Totals/Average                 1,166            95%
------------------------------------------------------

Appeal to Market:              The subject property has a tenant profile similar
                               to other properties of similar vintage in the area. Its presentation, condition, appearance and rental rate structure are all within market parameters. No adverse conditions are evident which would effect its future competitive position.

Conclusion                     The lack of job growth over the past year has
                               impacted area occupancy levels. Another factor impacting multifamily housing are low mortgage interest rates that have attracted many first time buyers, people who move out of apartments and into single-family housing. As a result of the soft market conditions, the Tampa area's apartment market has realized an increase in concessions over the past year in an attempt to bolster occupancy levels at area complexes. Job growth is forecasted to increase over the next year and occupancy levels throughout the Tampa area should stabilize. As economic conditions continue to improve, demand for rental housing should follow suit. As a result of limited land available to accommodate new construction in the Peninsula - North submarket, occupancy levels have firmed somewhat. As the regional economy continues to improve, market conditions in the Peninsula - North submarket should firm even more.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 18
--------------------------------------------------------------------------------

ECONOMIC RENT ANALYSIS

Five competitive properties follow. They are located in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.

RENT COMPARABLE #1

Address:                       Archstone Palm Harbor
                               2690 Coral Landing Boulevard
                               Palm Harbor, Florida

Number of Units:               168

Year Built:                    1988

Description:                   Garden-style apartments with three-story
                               residential buildings. Stucco exterior walls, pitched roofs with barrel tile shingle covers and concrete -paved parking area.

Amenities:                     Apartment features include electric kitchen
                               appliances including microwave oven, mini-blinds, patio/balcony and cable TV available. Property features include pool, tennis court, fitness center, playground and on-site management.

Rental Data:

-----------------------------------------------------------------------------------------------------------
   Unit Type          Mix      Size (SF)   Total Area      Quoted Rent/Unit    Quoted Rent/SF    Total Rent
-----------------------------------------------------------------------------------------------------------
1BR/1BA                48          675        32,400           $    600           $   0.89       $   28,800
1BR/1BA                24          916        21,984           $    670           $   0.73       $   16,080
2BR/2BA                36          947        34,092           $    690           $   0.73       $   24,840
2BR/2BA                36         1083        38,988           $    770           $   0.71       $   27,720
3BR/2BA                24        1,383        33,192           $    930           $   0.67       $   22,320
-----------------------------------------------------------------------------------------------------------
Totals/Average        168          956       160,656           $    713           $   0.75       $  119,760
-----------------------------------------------------------------------------------------------------------

Occupancy:                     97%

Concessions:                   None

Comments:                      This property, located approximately one mile
                               north of the subject property, is situated on a minor neighborhood street in a residential setting. It is rated as being generally similar to the subject in terms of location. It is in good condition and rated as being similar to the subject property in terms of physical characteristics.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 19
--------------------------------------------------------------------------------

RENT COMPARABLE #2

Address:                       Country Place
                               3975 Country Place Lane
                               Palm Harbor, Florida

Number of Units:               292

Year Built:                    1984

Description:                   Garden-style apartments with two-story
                               residential buildings. Wood exterior walls, pitched roofs and asphalt-paved parking area.

Amenities:                     Apartment features include electric kitchen
                               appliances, ceiling fans and cable TV
                               connections. Community features include pool, tennis court, fitness center, laundry facility, access gates, and on-site management.

Rental Data:

-----------------------------------------------------------------------------------------------------------
   Unit Type          Mix      Size (SF)   Total Area      Quoted Rent/Unit    Quoted Rent/SF    Total Rent
-----------------------------------------------------------------------------------------------------------
1BR/1BA                72          540        38,880           $    644           $   1.19       $   46,368
1BR/1BA                88          720        63,360           $    706           $   0.98       $   62,128
2BR/1BA                24          861        20,664           $    788           $   0.92       $   18,912
2BR/2BA                72        1,036        74,592           $    881           $   0.85       $   63,432
3BR/2BA                36        1,326        47,736           $  1,185           $   0.89       $   42,660
-----------------------------------------------------------------------------------------------------------
Totals/Average        292          840       245,232           $    800           $   0.95       $  233,500
-----------------------------------------------------------------------------------------------------------

Occupancy:                     93%

Concessions:                   1 month free on a 12 month lease

Comments:                      This property is located approximately two miles
                               east of the subject property. Its location is similar to that of the subject property. It is rated as being slightly superior to the subject property in terms of physical characteristics.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 20
--------------------------------------------------------------------------------

RENT COMPARABLE #3

Address:                       Archstone Boot Ranch Apartments
                               3800 Tampa Road
                               Palm Harbor, Florida

Number of Units:               250

Age:                           1988

Description:                   Garden-style apartments with two-story
                               residential buildings. Wood siding exterior walls, pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:                     Apartment features include electric kitchen
                               appliances, ceiling fans and mini-blinds.
                               Property features include pool, tennis court, fitness center, on-site management and laundry facility.

Rental Data:

-----------------------------------------------------------------------------------------------------------
   Unit Type          Mix      Size (SF)   Total Area      Quoted Rent/Unit    Quoted Rent/SF    Total Rent
-----------------------------------------------------------------------------------------------------------
1BR/1BA                48          772        37,056           $    600           $   0.78       $   28,800
1BR/1BA                24          862        20,688           $    650           $   0.75       $   15,600
1BR/1BA                24          887        21,288           $    630           $   0.71       $   15,120
1BR/1BA                24          966        23,184           $    765           $   0.79       $   18,360
2BR/1.5BA              12        1,064        12,768           $    815           $   0.77       $    9,780
2BR/2BA                36        1,078        38,808           $    855           $   0.79       $   30,780
2BR/1.5BA              12        1,154        13,848           $    815           $   0.71       $    9,780
2BR/2BA                48        1,182        56,736           $    855           $   0.72       $   41,040
3BR2BA TH              22        1,332        29,304           $    990           $   0.74       $   21,780
-----------------------------------------------------------------------------------------------------------
Totals/Average        250        1,015       253,680           $    764           $   0.75       $  191,040
-----------------------------------------------------------------------------------------------------------

Occupancy:                     N/A

Concessions:                   None

Comments:                      This property is located approximately two miles
                               east of the subject property. Its location is similar to that of the subject property. It is slightly inferior to the subject property in terms of physical characteristics and amenities offered.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 21
--------------------------------------------------------------------------------

RENT COMPARABLE #4

Address                        Stonegate
                               31177 US Highway 19 North
                               Palm Harbor, Florida

Number of Units:               220

Age:                           1991

Description:                   Garden-style apartments with two-story
                               residential buildings. Stucco exterior walls, pitched roofs with composition shingle covers and asphalt paved surface parking.

Amenities:                     Apartment features include electric kitchen
                               appliances, mini blinds, cable ready TV, and patio/balcony. Property features include swimming pool, tennis court, fitness center, playground and on-site management.

Rental Data:

-----------------------------------------------------------------------------------------------------------
   Unit Type          Mix      Size (SF)   Total Area      Quoted Rent/Unit    Quoted Rent/SF    Total Rent
-----------------------------------------------------------------------------------------------------------
1BR/1BA                24          743        17,832           $    650           $   0.87       $   15,600
1BR/1BA                36          837        30,132           $    715           $   0.85       $   25,740
2BR/2BA                16          992        15,872           $    785           $   0.79       $   12,560
2BR/2BA                36         1113        40,068           $    830           $   0.75       $   29,880
2BR/2BA                48        1,123        53,904           $    850           $   0.76       $   40,800
2BR/2BA                36        1,123        40,428           $    865           $   0.77       $   31,140
3BR/2BA                24        1,348        32,352           $  1,040           $   0.77       $   24,960
-----------------------------------------------------------------------------------------------------------
Totals/Average        220        1,048       230,588           $    821           $   0.78       $  180,680
-----------------------------------------------------------------------------------------------------------

Occupancy:                     93%

Concessions:                   One month free on 12-month lease

Comments:                      This property is situated along the east side of
                               US Highway 19, just south of the subject property, in a similar location. As a newer property, it is rated as being slightly superior to the subject in terms of physical characteristics and condition.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 22
--------------------------------------------------------------------------------

RENT COMPARABLE #5

Address:                       Providence at Palm Harbor
                               50 Kendra Way
                               Palm Harbor, Florida

Number of Units:               236

Year Built:                    1991

Description:                   Garden-style apartments with two-story
                               residential buildings. Stucco exterior walls, pitched roofs with composition shingle covers and asphalt-paved parking area.

Amenities:                     Apartment features include electric kitchen
                               appliances, mini-blinds, patio/balcony, cable TV available. Property features include pool, tennis court, Jacuzzi, fitness center, laundry and on-site management.

Rental Data:

Unit Type        Mix   Size (SF)   Total Area   Quoted Rent/Unit   Quoted Rent/SF   Total Rent
----------------------------------------------------------------------------------------------
Eff               16       571        9,136          $  575            $ 1.01       $    9,200
1BR/1BA           32       818       26,176          $  645            $ 0.79       $   20,640
1BR/1BA           52       818       42,536          $  655            $ 0.80       $   34,060
2BR/2BA           52      1060       55,120          $  775            $ 0.73       $   40,300
2BR/2BA           40      1123       44,920          $  810            $ 0.72       $   32,400
2BR/2BA           32     1,137       36,384          $  800            $ 0.70       $   25,600
3BR/2BA           12     1,275       15,300          $  975            $ 0.76       $   11,700
----------------------------------------------------------------------------------------------
Totals/Average   236       973      229,572          $  737            $ 0.76       $  173,900
----------------------------------------------------------------------------------------------

Occupancy:                     97%

Concessions:                   None

Comments:                      This property is situated two miles east of the
                               subject property in a similar location. It is slightly superior to the subject property in terms of age/physical characteristics.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 23
--------------------------------------------------------------------------------

ANALYSIS

The subject property is situated in a good Pinellas county area location in Palm Harbor, along the west side of US Highway 19, just south of Tampa Road. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables with the most similar floor plans in relation to the subject's floor plans.

                             ONE-BEDROOM FLOOR PLANS

      Comparable #          Unit Size (SF)   Rent/Month   Rent/SF
-----------------------------------------------------------------
Subject                           675          $  649     $  0.96
Subject                           750          $  650     $  0.87
Subject                           760          $  689     $  0.91
Subject                           765          $  689     $  0.85
Archstone Palm Harbor             675          $  600     $  0.89
Country Place                     720          $  706     $  0.98
Archston Boot Ranch               772          $  600     $  0.78
Stonegate                         743          $  650     $  0.87
Providence at Palm Harbor         571          $  575     $  1.01
Providence at Palm Harbor         818          $  650     $  0.79

                             TWO-BEDROOM FLOOR PLANS

      Comparable #          Unit Size (SF)   Rent/Month   Rent/SF
-----------------------------------------------------------------
Subject                           875          $  760     $  0.87
Subject                           900          $  760     $  0.84
Subject                         1,010          $  859     $  0.85
Archstone Palm Harbor             947          $  690     $  0.73
Country Place                     861          $  788     $  0.92
Country Place                   1,036          $  881     $  0.85
Archstone Boot Ranch            1,064          $  815     $  0.77
Stonegate                         992          $  785     $  0.79
Providence at Palm Harbor       1,060          $  775     $  0.73

The subject is generally similar to the comparable properties presented in terms of location. In terms of age and physical condition, Country Place, Stonegate and Providence at Palm Harbor are rated as being slightly superior. It would be expected that the subject's economic rent potential would be slightly below rental rates illustrated by these properties. After adjusting for variances in unit size, the subject's quoted rent structure appears to be generally in line, not below, the rents illustrated by the properties cited as being superior. The subject's quoted rent is generally in excess of the rents illustrated by Archstone Palm Harbor and Archstone Boot Ranch, properties generally regarded as being similar to the subject. Based on a review of market rental data, the subject's quoted rent structure appears to be slightly in excess of the market. Furthermore, review of the subject's rent roll indicates that recent leases have been executed at rental rates slightly below the quoted rates.

Based upon the rents illustrated by the competing properties and rent actually commanded by the subject property, the following rents will be processed as the property's economic rent potential for valuation purposes. The following table summarizes the economic rent structure estimated for the subject property.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 24
--------------------------------------------------------------------------------

                  ECONOMIC RENT POTENTIAL-TWIN LAKES APARTMENTS

Unit Type       Mix  Size (SF)  Total Area  Quoted Rent/Unit  Quoted Rent/SF  Economic Rent/Unit  Economic Rent/SF  Total Rent
-------------------------------------------------------------------------------------------------------------------------------
1BR/1BA          20     675       13,500         $  649           $ 0.96            $  620             $ 0.92       $    12,400
1BR/1BA          90     750       67,500         $  650           $ 0.87            $  650             $ 0.87       $    58,500
1BR/1BA          10     760        7,600         $  689           $ 0.91            $  660             $ 0.87       $     6,600
1BR/1BA          20     765       15,300         $  689           $ 0.90            $  650             $ 0.85       $    13,000
2BR/1BA          62     875       54,250         $  760           $ 0.87            $  750             $ 0.86       $    46,500
2BR/1BA          20     900       18,000         $  760           $ 0.84            $  750             $ 0.83       $    15,000
2BR/2BA          40   1,010       40,400         $  859           $ 0.85            $  825             $ 0.82       $    33,000
-------------------------------------------------------------------------------------------------------------------------------
Totals/Average  262     827      216,550                                            $  706             $ 0.85       $   185,000
-------------------------------------------------------------------------------------------------------------------------------

HIGHEST AND BEST USE

HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses          Predominately retail, commercial and multifamily
                               developments along the US Highway 19 frontage.
                               Single-family residential subdivisions surround the subject property to the east and west, away from the heavily traveled thoroughfares.

Physically Possible            Being situated on a heavier traveled neighborhood
                               arterial, the subject site benefits from good accessibility. As the site is set back from the street frontage, visibility is restricted, however, property signage is positioned at the entrance to the property. The signage along US
                               Highway 19 helps to identify the subject property. Multifamily use of the site benefits from accessibility to traffic and acts to buffer residential uses to the west from the commercial developments along US Highway 19.

Legally Permissible            Single-family and Multifamily use is the intended
                               use of the site.

Financial Feasible             Multifamily development has been occurring
                               throughout the Tampa area over the past few years but the rate of new development has recently curtailed. The curtailment of development is the result of soft market conditions that prevail at this time. Soft market conditions are the result of diminished job growth caused by recessionary economic conditions. Economic conditions appear to be improving, occupancy levels at area apartments are firming, concessions are abating and as new employment opportunities continue to present themselves, increased demand for rental housing will follow.

Conclusion                     Holding period until market conditions and demand
                               justify the cost of new multifamily development.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 25
--------------------------------------------------------------------------------

HIGHEST AND BEST USE AS IMPROVED

Current Improvements           262-unit multifamily apartment complex. The
                               existing improvements contribute significantly to overall property value indicating that the value of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion                     Continued use of the existing improvements

VALUATION

There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:

THE COST APPROACH

This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.

The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance

THE SALES COMPARISON APPROACH

Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm's length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.

Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the Tampa area, this approach has been employed in the valuation process.

THE INCOME CAPITALIZATION APPROACH

The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 26
--------------------------------------------------------------------------------

RECONCILIATION AND FINAL VALUE ESTIMATE

The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.

INCOME CAPITALIZATION APPROACH

Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.

There are two primary income capitalization methods: Direct Capitalization, which converts a single year's net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.

DIRECT CAPITALIZATION

The basic steps in the Direct Capitalization method are as follows:

1.    Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.    Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.    Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating
      Income;

4.    Develop the OVERALL CAPITALIZATION RATE;

5.    Divide NOI by the CAP RATE to arrive at VALUE.

REVENUE: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $185,000. The annual gross rent potential estimated for the apartment units total $2,220,000.

LOSS TO LEASE: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property's gross rent potential, the historical loss to lease ranges from 2.2% in 2001 to 5.4% in 2003. Based on the previous history at the subject property, we have deducted a loss to lease expense of 5.5% of the potential gross income or $122,100.

CONCESSIONS: Rent concessions in the market are prevalent in an attempt to bolster occupancy at area apartments. Concessions usually consist of reduced or free rent over a portion of the lease term. As a percentage of the property's gross rent potential, concessions amounted to 4.4% in 2001, decreasing to

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 27
--------------------------------------------------------------------------------

2.2% in 2002 and decreasing again to 2.0% in 2003. On a stabilized basis, concessions are projected at 2.25% of the estimated gross rent potential or $49,950.

VACANCY AND CREDIT LOSS: As of the date of inspection, the subject property was 95% occupied. During 2003, the average occupancy at the subject property was approximately 95%. Properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 93% to 97%. The weighted average occupancy of the income comparables surveyed equates to approximately 95%. Information presented in the Apartment Market Overview section of this report indicates that the average occupancy within the subject's Peninsula - North apartment submarket is 93.2%, an amount slightly in below the weighted average occupancy produced by primary comparables in the immediate area of the subject property.

Based on the subject's historical and current level of occupancy, tempered against the weighted average occupancy reported by competing properties in the influencing area and occupancy level indicated for the Peninsula - South submarket, a vacancy factor of 6.5% is estimated for the subject property. In addition, a 1.0% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 7.5%.

UTILITY INCOME: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of water and sewer usage. Total utility income in 2001 was $42,273 increasing to $96,546 in 2003. Reimbursement revenue is budgeted at $108,477 for 2004. Based on the historical utility expense and percentage of the total expense that has been reimbursed, we have estimated Utility Income to be $98,250 or $375 per unit.

OTHER INCOME: Included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. As a percentage of the property's gross rent potential, Other Income receipts range from 4.7% to 5.1%. Other income is budgeted at 4.2% for 2004. Based on historical and budgeted other income receipts, we have estimated Other Income to be 4.5% of the gross rent potential or $99,900.

EXPENSES: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed. The operating budget for the current year has also been considered. Typical operating expenses for garden apartments in the Tampa area, as reported by IREM have been reviewed and analyzed. The following table summarizes the three-year operating history for the subject property and outlines the operating budget for the current year.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 28
--------------------------------------------------------------------------------

         SUMMARY OF OPERATING HISTORY AND BUDGET - TWIN LAKES APARTMENTS

                                  2001                     2002                     2003                 2004 Budget
Item                        Actual     Per Unit      Actual     Per Unit      Actual     Per Unit      Total      Per Unit
--------------------------------------------------------------------------------------------------------------------------
Gross Rent Potential     $ 2,140,017   $  8,168   $ 2,150,226   $  8,207   $ 2,160,666   $  8,247   $ 2,093,380   $  7,990
Loss to Lease            $   (47,534)  $   (181)  $   (93,153)  $   (356)  $  (117,592)  $   (449)  $    (3,337)  $    (13)
Concessions              $   (93,178)  $   (356)  $   (47,697)  $   (182)  $   (43,521)  $   (166)  $   (45,617)  $   (174)
Vacancy/Credit Loss      $  (132,108)  $   (504)  $  (158,209)  $   (604)  $  (150,492)  $   (574)  $  (153,419)  $   (586)
Utility Income           $    42,273   $    161   $    70,457   $    269   $    96,546   $    368   $   108,477   $    414
Other Income             $   106,675   $    407   $   110,565   $    422   $   101,286   $    387   $    88,839   $    339
                         -----------   --------   -----------   --------   -----------   --------   -----------   --------
Effective Gross Income   $ 2,016,145   $  7,695   $ 2,032,189   $  7,756   $ 2,046,893   $  7,813   $ 2,088,323   $  7,971

Utilities                $   115,430   $    441   $   107,983   $    412   $   127,059   $    485   $   124,502   $    475
Repairs & Maintenance    $   191,442   $    731   $   175,090   $    668   $   194,822   $    744   $   186,282   $    711
Administrative           $    50,923   $    194   $    36,944   $    141   $    41,535   $    159   $    36,901   $    141
Marketing                $    20,815   $     79   $    16,796   $     64   $    24,212   $     92   $    26,690   $    102
Payroll                  $   209,306   $    799   $   147,434   $    563   $   169,022   $    645   $   196,661   $    751
Management               $   109,823   $    419   $   100,198   $    382   $   101,958   $    389   $   103,683   $    396
Insurance                $    88,913   $    339   $    88,451   $    338   $    71,740   $    274   $    81,067   $    309
Real Estate Taxes        $   205,634   $    785   $   214,314   $    818   $   214,502   $    819   $   215,010   $    821
                         -----------   --------   -----------   --------   -----------   --------   -----------   --------
Total Expenses           $   992,286   $  3,787   $   887,210   $  3,386   $   944,850   $  3,606   $   970,796   $  3,705

Net Operating Income     $ 1,023,859   $  3,908   $ 1,144,979   $  4,370   $ 1,102,043   $  4,206   $ 1,117,527   $  4,265

Utilities                      This expense covers the cost of electricity,
                               water and sewer and gas usage for the property.
                               The subject's historical utilities expense ranges from a low of $412 per unit in 2002 to a high of $485 per unit in 2003. An amount equivalent to $475 per unit is budgeted for 2004. Based on historical and budgeted expenditures, utilities are processed at $475 per unit or $124,450.

Repair & Maintenance:          This category includes general repair and
                               maintenance items, contract services and turnover expenses. The subject's historical repair and maintenance expense ranges from a low of $668 per unit in 2002 to a high of $744 per unit in 2003.
                               An amount equivalent to $711 per unit is budgeted for 2004. The repairs and maintenance expense is estimated at $725 per unit or $189,950.

Administrative                 Office expenses, telephone, management unit
                               expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject's historical administrative expense ranges from a low of $141 per unit in 2002 to a high of $194 per unit in 2001. An amount equivalent to $141 per unit is budgeted for 2004. Administrative expenses are projected at $150 per unit or $39,300.

Marketing                      Included in this category are all newspaper and
                               printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject's historical marketing expense ranges from a low of $64 per unit in 2002 to a high of $92 per unit in 2003. An amount equivalent to $102 per unit is budgeted for 2004.
                               Marketing expenses are projected at $85 per unit or $22,270.

Payroll: This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 29
--------------------------------------------------------------------------------

                               The subject's historical payroll expense ranges from a low of $563 per unit in 2002 to a high of $799 per unit in 2001. The 2003 expense equates to $645 per unit and $751 per unit is budgeted for 2004. Payroll expenses are projected at $675 per unit or $176,850.

Management                     A typical management fee on a property of this
                               type is 3% to 5% of the effective gross income.
                               The subject's historical management fee has been based on an amount equivalent to approximately
                               4.2% of Effective Gross Income. A market-oriented fee of 4.0% is considered reasonable. Based on the preceding estimate of Effective Gross Income, the subject's management fee is estimated to be $83,184, or $317 per unit.

Insurance                      This expense item covers the building and
                               includes fire, extended coverage, vehicle, and owner's liability. The subject's historical insurance expense ranges from $339 and $338 per unit in 2001 and 2002 to $274 per unit in 2003.
                               An amount equivalent to $309 per unit is budgeted for 2004. Insurance expenses are projected at $300 per unit or $78,600.

Taxes As discussed in the Real Estate Tax section, the tax burden for the subject property is estimated at $255,000, or $973 per unit.

Reserves for Replacements      In addition to the repairs and maintenance
                               expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $300 per unit. A reserve for replacement allowance of $250 per unit or $65,500 is estimated for the subject property.

Total Expenses                 Total expenses have been estimated at $1,035,104
                               or $3,951 per unit inclusive of reserves.
                               Information provided by the Institute of Real
                               Estate Management (IREM) indicates that operating expenses for Tampa area apartment complexes range from $3,116 to $3,707 per unit, exclusive of a reserve allowance. Exclusive of reserves, the total operating expenses projected for the subject property fall within a tolerable variance of this range. The subject's historical operating performance and industry standard expense data suggests that the total expenses estimated for the subject property are reasonable.

NET OPERATING INCOME: The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provide a return on owner's equity. We have estimated the NOI to be $1,044,496. The subject's income and expense pro forma is summarized below.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 30
--------------------------------------------------------------------------------

                               OPERATING PRO FORMA

Gross Potential Rent     $ 2,220,000   $     8,473
Loss to Lease            $  (122,100)  $      (466)
Concessions              $   (49,950)  $      (191)
Vacancy/Credit Loss      $  (166,500)  $      (635)
Utility Income           $    98,250   $       375
Other Income             $    99,900   $       381
                         -----------   -----------
Effective Gross Income   $ 2,079,600   $     7,937

Utilities                $   124,450   $       475
Repairs & Maintenance    $   189,950   $       725
Administrative           $    39,300   $       150
Marketing                $    22,270   $        85
Payroll                  $   176,850   $       675
Management               $    83,184   $       317
Insurance                $    78,600   $       300
Real Estate Taxes        $   255,000   $       973
Reserves                 $    65,500   $       250
                         -----------   -----------
Total Expenses           $ 1,035,104   $     3,951

Net Operating Income     $ 1,044,496   $     3,987

CAPITALIZATION: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.

In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.

Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer            Considering the size and quality of the asset,
                               the subject buyer would most likely attract national or regional investors.

Market Extraction              The following table summarizes the market derived
                               overall rates. The sales are further detailed in the Sales Comparison Approach.

                     SUMMARY OF MARKET DERIVED OVERALL RATES

                     Sale 1          Sale 2        Sale 3      Sale 4       Sale 5          Sale 6
------------------------------------------------------------------------------------------------------
Name              Shadow Oaks    Ralston Place    Sunchase    Inlet Bay    Monticito    Monterey Lakes
Sale Date           Jun-04          Jun-04         Aug-03      Jun-03       Mar-03         Oct-02
Cap Rate (OAR)       7.7%            8.0%           8.2%        7.3%         8.7%           8.6%

                               The sales exhibit overall rates that range from 7.3% to 8.7% and produce an average of 8.1%. The sales represent recent transactions of late 1970s to early-1990s vintage apartment complexes that are generally similar to the subject property in terms of construction and physical characteristics. The comparable properties are situated in Tampa area locations that demonstrate generally similar demographic characteristics of the subject

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 31
--------------------------------------------------------------------------------

                               neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the indicators exhibited by the most recent market data (Sales 1 and 2), a capitalization rate of approximately 8.0% is concluded.

Survey of Investors            The most useful approach used to estimate an
                               approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate.
                               According to the First Quarter 2004 Korpacz Real
                               Estate Investor Survey, prepared by Price
                               Waterhouse Coopers, capitalization rates for institutional grade apartment properties range from 5.50% to 9.25% with an average of 7.25%.
                               According to the same survey, non-institutional grade properties exhibit a range of cap rates of 6.00% to 11.00% with an average of 8.46%. The subject property fits the profile of a Class "B" apartment complex. As a Class B asset, an appropriate rate for the property is reasoned to fall above the average for higher-grade institutional assets and below the average for non-institutional grade properties. A capitalization rate in the range of 7.25% to 8.46% is suggested for the subject property.

Conclusion                     The sales exhibit overall rates that range from
                               7.3% to 8.7% and produce an average of 8.1%. The most recent data suggests a capitalization rates in the range of 7.7% to 8.0%. Published investor surveys suggest that an appropriate cap rate for the subject property is in the range of 7.25% to 8.46%. Based on the indicators exhibited by the sales data and confirmed through review of investor surveys, an appropriate cap rate for the subject property is concluded to be 8.0%.

VALUATION: Capitalizing the estimated Net Operating Income of $1,071,136 by an 8.0% rate results in a value conclusion of $13,100,000, rounded ($1,044,496 NOI / 8.0% OAR = $13,056,200).

FINAL VALUE:                   $13,100,000

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 32
--------------------------------------------------------------------------------

THE SALES COMPARISON APPROACH

The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.

To estimate the property value by the Sales Comparison Approach, five multifamily apartment building sales, which are summarized in the following table, have been examined and analyzed. All of the sales are garden style apartments with similar physical characteristics within the Tampa area apartment market. The appraisal indicators exhibited by the sales data outlined in the following chart are utilized for purposes of estimating a value for the subject via the Sale Comparison Approach.

The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.

ANALYSIS OF SALES: This approach relies on an active market. Sufficient data from the Tampa area exists to formulate a value via the Sales Comparison Approach. Below are five sale comparables of similar vintage garden style apartments with similar characteristics to the subject property.

                      SUMMARY OF COMPARABLE BUILDING SALES

--------------------------------------------------------------------------------------------------------------------------
Sale No.                   1               2              3                 4                  5                 6
--------------------------------------------------------------------------------------------------------------------------
Name                  Shadow Oaks    Ralston Place     Sunchase     Inlet Bay/Gateway      Montecito      Monterey Lakes
Location            13901 N Florida  2803 W Sligh   7610 W Waters   12000 4th Street    4255 W Humphrey    7501 Ulmerton
                       Tampa, FL       Tampa, FL      Tampa, FL      St. Petersburg        Tampa, FL         Largo, FL
Sales Price           $8,420,000      $7,680,000      $9,837,300       $30,700,000        $18,400,000       $17,730,000
Sale Date             30-Jan-2004     30-Jan-2004    22-Aug-2003       30-Jun-2003        31-Mar-2003       9-Oct-2002
Year Built               1984            1979            1985             1989               1988              1992
No. of Units              200             200            216               464                384               324
Net Rentable Area
(SF)                    160,141         124,440        160,522           449,656            302,280           322,224
Avg. Unit Size (SF)       801             622            743               969                787               995
Occupancy                 90%             88%            94%               90%                93%               96%
Price/SF                $52.58          $61.72          $61.28           $68.27             $60.87            $55.02
Price/Unit              $42,100         $38,400        $45,543           $66,164            $47,917           $54,722
Net Income             $648,340        $614,400        $806,659        $2,241,100         $1,607,136        $1,519,830
NOI/SF                   $4.05           $4.94          $5.03             $4.98              $5.32             $4.72
NOI/Unit                $3,242          $3,072          $3,735           $4,830             $4,185            $4,691
Cap Rate (OAR)           7.7%            8.0%            8.2%             7.3%               8.7%              8.6%
EGIM                      6.2             6.4            5.8               N/A                6.0               6.4
Expense Ratio (OER)       52%             49%            52%               N/A                48%               45%

The sales indicate per unit prices ranging from $38,400 to $66,164. All of the comparables represent sales of apartments that are of similar construction componentry as the subject. All of the sales are of the same general vintage as the subject property and generally similar in terms of physical condition. Situated in throughout the Tampa metro area, minor differences exist as to the specific location of each comparable and subject property.

The primary difference between the comparables and the subject are location and average unit size. The most value influencing difference between the subject and the comparable sales is the amount of net operating income generated on a per unit basis. In an attempt to quantify appropriate adjustments to the

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 33
--------------------------------------------------------------------------------

prices indicated by the comparables, we have analyzed the difference between the net operating income (NOI) per unit of the comparables relative to the NOI of the subject property. In this analysis we have adjusted the sale price of the comparables based on the percentage difference in net income. This factor takes into account the adjustments necessary for the aforementioned factors that are considered to have the most impact on value.

As discussed in the Income Approach section of the report, the NOI estimated for the subject property is $1,071,136 which equates to $4,088 per unit. The adjustments applied to the comparable sales are depicted below.

                             PRICE PER UNIT ANALYSIS

------------------------------------------------------------------------------------------------------------
Sale No. Price/Unit    Subject NOI/Unit    Comparable NOI/Unit     Adjustment Factor     Adjusted Price/Unit
------------------------------------------------------------------------------------------------------------
    1     $42,100          $3,987                $3,242                 1.23                   $51,774
    2     $38,400          $3,987                $3,072                 1.30                   $49,833
    3     $45,543          $3,987                $3,735                 1.07                   $48,617
    4     $66,164          $3,987                $4,830                 0.83                   $54,611
    5     $47,917          $3,987                $4,185                 0.95                   $45,643
    6     $54,722          $3,987                $4,691                 0.85                   $46,507

      *Adjustment Factor = (Subject NOI per Unit / Comparable NOI per Unit)

The adjusted per unit indicators fall within a much tighter range than the unadjusted unit sales prices. The adjusted range of per unit prices is $45,643 to $54,611. The mean and median adjusted unit price is $49,498 and $49,225. Although Sales #3 and #5 required the least adjustment, Sales #1 and #2 are the most recent transactions. Equal emphasis is placed on each sale in concluding to a value of $50,000 per unit for the subject property. Utilizing this per unit value estimate, the total value of the subject property is estimated at $13,100,000.

                        $50,000 x 262 units = $13,100,000

EGIM ANALYSIS: The sales illustrate EGIMs that range from 5.8 to 6.4. Important in selecting an appropriate EGIM is the review of corresponding operating expenses. There is an inverse relationship which generally holds among EGIMs and operating expenses. Properties which have higher expense ratios typically sell for relatively less and therefore produce a lower EGIM. The operating expense ratios for the sales range from 45% to 52%.

In selecting an appropriate EGIM, consideration must be given to the operating expense ratio estimated for the subject. Based on the income and expenses estimated for the subject property in Income Approach, the subject's operating expense ratio is calculated at 50%. The subject's expense ratio is aligned well within the range of ratios exhibited by the sales data and is most similar to those illustrated by Sales #1, #2, #3 and #5. The EGIMs produced by these sales range from 5.8 to 6.4 and average 6.1. In consideration of the preceding, an EGIM of 6.1 is considered reasonable for the subject property.

Based on the effective gross income of $2,079,600 estimated for the subject property, a value indication of $12,700,000 (rounded) is concluded.

             $2,079,600 x 6.1 = $12,685,560, or $12,700,000, rounded

CONCLUSION: The noted value indicators utilizing the sales price per unit and EGIM methods are $13,100,000 and $12,700,000, respectively. The noted value indicators vary by approximately 3.0%.

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Page 34
--------------------------------------------------------------------------------

Due to the similarity of the resulting value indicators, relatively equal consideration was given to both techniques when concluding to a final value via the Sales Comparison Approach of $12,900,000.

As such, the Market Value of the subject property's Fee Simple Interest via the Sales Comparison Approach is therefore estimated at:

VALUE VIA THE SALES COMPARISON APPROACH     $12,900,000

RECONCILIATION

Cost Approach                               N/A
Income Capitalization Approach              $13,100,000
Sales Comparison Approach                   $12,900,000

Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.

The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.

FINAL ESTIMATE OF VALUE                     $13,100,000

Twin Lakes Apartments                                               May 17, 2004
Palm Harbor, Florida                                                     Addenda
--------------------------------------------------------------------------------

                                     ADDENDA

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                               SUBJECT PHOTOGRAPHS

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                      [PHOTO OF ENTRANCE OFF US HIGHWAY 19]

                   VIEW OF PROPERTY ENTRANCE OFF US HIGHWAY 19

                   [PHOTO OF INTERIOR DRIVE AND PARKING AREA]

                     VIEW OF INTERIOR DRIVE AND PARKING AREA

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                     [PHOTO OF TYPICAL BUILDING ELEVATION]

                           TYPICAL BUILDING ELEVATION

                     [PHOTO OF TYPICAL BUILDING ELEVATION]

                           TYPICAL BUILDING ELEVATION

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                         [PHOTO OF TYPICAL LIVING AREA]

                               TYPICAL LIVING AREA

                           [PHOTO OF TYPICAL KITCHEN]

                                 TYPICAL KITCHEN

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                              [PHOTO OF POOL AREA]

                                    POOL AREA

                    [PHOTO OF FRONTAGE ALONG US HIGHWAY 19]

                      VIEW OF FRONTAGE ALONG US HIGHWAY 19

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                          COMPARABLE RENTAL PHOTOGRAPHS

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                            [PHOTO OF COMPARABLE #1]

                                  COMPARABLE #1

                            [PHOTO OF COMPARABLE #2]

                                  COMPARABLE #2

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                            [PHOTO OF COMPARABLE #3]

                                  COMPARABLE #3

                            [PHOTO OF COMPARABLE #4]

                                  COMPARABLE #4

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                            [PHOTO OF COMPARABLE #5]

                                  COMPARABLE #5

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                           COMPARABLE SALE PHOTOGRAPHS

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                               PHOTO NOT AVAILABLE

                                IMPROVED SALE #1

                           [PHOTO OF IMPROVED SALE #2]

                                IMPROVED SALE #2

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                           [PHOTO OF IMPROVED SALE #3]

                                IMPROVED SALE #3

                               PHOTO NOT AVAILABLE

                                IMPROVED SALE #4

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                           [PHOTO OF IMPROVED SALE #5]

                                IMPROVED SALE #5

                           [PHOTO OF IMPROVED SALE #6]

                                IMPROVED SALE #6

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                              REGIONAL LOCATION MAP

                                      [MAP]

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                                NEIGHBORHOOD MAP

                                      [MAP]

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                             COMPARABLE RENTALS MAP

                                      [MAP]

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                              COMPARABLE SALES MAP

                                      [MAP]

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                                 QUALIFICATIONS

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                          STEVEN J. GOLDBERG, MAI, CCIM
                              SENIOR VICE PRESIDENT

STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Newmark Real Estate Services LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets located in the Southwest region.

Mr. Goldberg has over 20 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg's particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.

Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.

Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.

Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Georgia and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

Twin Lakes Apartments                                               May 17, 2004
Tampa, Florida                                                           Addenda
--------------------------------------------------------------------------------

                              J. NEAL FRIEDMAN, MAI
                              SENIOR VICE PRESIDENT

J. Neal Friedman, MAI, Senior Vice President, is a member of the Appraisal Institute having the MAI designation since 1987. Mr. Friedman has a Bachelor of Arts degree in Liberal Arts with a Business Major from the University of Illinois, Urbana, Illinois and a Masters of Business Administration from Roosevelt University, Chicago Illinois. He has completed numerous real estate education courses and attended many seminars including those offered by the Appraisal Institute and other real estate oriented organizations.

Mr. Friedman is a Senior Vice President and the manager of KTR Newmark's Chicago regional office. Mr. Friedman's experience includes valuation and consulting assignments. He has performed appraisals of all property types located throughout the United States as well as in Canada including office, industrial, business and industrial parks, apartment buildings and complexes, senior citizens housing, low income tax credit housing, nursing and congregate care homes, regional and community shopping centers, hotels and vacant land. In the recent years, Mr. Friedman has specialized in the valuation of institutional quality properties.

Consulting engagements were undertaken for public and private sector clients and included litigation support, feasibility studies, market and marketability analysis, transactional support, and tax appeals.

Prior to joining KTR Newmark, Mr. Friedman was employed by two other national appraisal firms where he performed numerous valuation assignments on a variety of property types.

Mr. Friedman is a member of the Illinois Association of Real Estate Appraisers (IACREA).

Mr. Friedman is certified as a General Real Estate Appraiser in the states of Illinois, Indiana, Wisconsin, Michigan, Minnesota, Ohio, Iowa, Florida, Tennessee and Kentucky.